Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 19 DATED APRIL 22, 2015
TO THE PROSPECTUS DATED MAY 28, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income
Strategy (Daily NAV), Inc. dated May 28, 2014 and Supplement No. 11 dated November 21, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 12 dated December 5, 2014, Supplement No. 13 dated
December 15, 2014, Supplement No. 14 dated December 22, 2014, Supplement No. 15 dated January 8, 2015, Supplement No.
16 dated February 5, 2015, Supplement No. 17 dated March 6, 2015 and Supplement No. 18 dated April 10, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	selected financial data as of December 31, 2014 and December 31, 2013;
(3)	an update to our historical net asset value (“NAV”) per share information;
(4)
an update to the compensation, fees and reimbursements paid or payable to our advisor and its affiliates as of and for the twelve months ended December 31, 2014, including a cap on general and administrative expenses;

(5)	an update to our distribution policy and distributions disclosure as of December 31, 2014;
(6)	an update to our share redemptions as of December 31, 2014;
(7)	updates to the Prior Performance Summary; and
(8)	updates to the Prior Performance Tables.
OPERATING INFORMATION
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the SEC. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of April 17, 2015, we had accepted investors’ subscriptions for, and issued, approximately 8.7 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $144.5 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Selected Financial Data
The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Selected Financial Data” on page 92 of the prospectus.
The following data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Reports on Form 10-K for the fiscal years ended ended December 31, 2014 and 2013, incorporated by reference into the prospectus.
The selected financial data presented below has been derived from our audited financial statements as of and for the years ended December 31, 2014 and 2013.

	As of and for the Year Ended December 31, 2014	As of and for the Year Ended December 31, 2013
Balance Sheet Data:
Total investment in real estate assets, net	$225,505	$102,796
Cash and cash equivalents	$4,489	$5,370
Total assets	$233,936	$109,883
Line of credit and note payable	$120,304	$43,900
Due to affiliates	$1,816	$829
Acquired below market lease intangibles, net	$2,058	$1,348
Total liabilities	$126,571	$47,239
Total stockholders’ equity	$94,820	$55,662
Operating Data:
Total revenues	$13,305	$5,089
General and administrative expenses	$1,337	$1,100
Property operating expenses	$1,134	$391
Advisory expenses	$2,002	$806
Acquisition-related expenses	$1,495	$852
Depreciation and amortization	$4,535	$1,530
Operating income	$2,802	$410
Interest and other expense, net	$2,551	$944
Net income (loss)	$251	$(534)
Cash Flow Data:
Cash flows provided by operating activities	$6,574	$1,650
Cash flows used in investing activities	$(126,525)	$(70,959)
Cash flows provided by financing activities	$119,070	$73,681
Per Common Share Data:
Net income (loss) — basic and diluted	$0.04	$(0.21)
Distributions declared	$0.97	$0.91
Weighted average shares outstanding — basic and diluted	6,019,518	2,509,921
Historical NAV Per Share
The table below provides the components of our NAV, as determined by State Street, our independent fund accountant, and the computation of NAV per share for each share class as of December 31, 2014 and September 30, 2014. Our NAV per share for each share class is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav. Our NAV is not prepared in accordance with GAAP. Investors should refer to our financial statements and accompanying footnotes and disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, incorporated by reference into the prospectus, for our net book value on a per share basis in accordance with GAAP, which is our stockholders’ equity divided by shares outstanding as of the date of measurement. Our NAV is calculated using a detailed set of valuation methodologies, as described under the heading “Valuation Policies” in the prospectus.(1) When the fair value of our assets and liabilities is calculated for the purposes of determining our NAV per share for each share class, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures.(2) Our NAV is not audited or reviewed by our independent registered public accounting firm.

	NAV as of
	December 31, 2014
	(unaudited)
	W Shares (3)	A Shares(3)	I Shares(3)	Consolidated
Newly Acquired Real Estate Properties (4)	$64,684,092	$9,621,295	$2,766,577	$77,071,964
Operating Real Estate Properties (5)	136,376,977	20,285,098	5,832,925	162,495,000
Total Real Estate Properties (6)	201,061,069	29,906,393	8,599,502	239,566,964
Real Estate Related Securities and Real Estate Related Assets	—	—	—	—
Acquisition Expenses and Deferred Financing Costs	2,697,239	401,195	115,362	3,213,796
Cash, Marketable Securities and Other Assets	3,991,020	593,254	170,720	4,754,994
Total Assets	207,749,328	30,900,842	8,885,584	247,535,754
Newly Incurred Debt (7)	100,967,389	15,018,176	4,318,435	120,304,000
Outstanding Debt (8)	—	—	—	—
Accrued Liabilities	1,501,507	223,338	64,220	1,789,065
Total Liabilities	102,468,896	15,241,514	4,382,655	122,093,065
NAV	$105,280,432	$15,659,328	$4,502,929	$125,442,689
Number of Shares of Common Stock Issued and Outstanding	6,012,043	897,377	256,525
NAV Per Share (9)	$17.51	$17.45	$17.55

	NAV as of
	September 30, 2014
	(unaudited)
	W Shares (3)	A Shares(3)	I Shares(3)	Consolidated
Newly Acquired Real Estate Properties (4)	$92,858,006	$10,970,607	$3,672,424	$107,501,037
Operating Real Estate Properties (5)	106,785,677	12,616,076	4,223,247	123,625,000
Total Real Estate Properties (6)	199,643,683	23,586,683	7,895,671	231,126,037
Real Estate Related Securities and Real Estate Related Assets	—	—	—	—
Acquisition Expenses and Deferred Financing Costs	3,116,481	368,193	123,253	3,607,927
Cash, Marketable Securities and Other Assets	5,003,121	590,862	197,894	5,791,877
Total Assets	207,763,285	24,545,738	8,216,818	240,525,841
Newly Incurred Debt (7)	97,392,132	11,506,286	3,851,743	112,750,161
Outstanding Debt (8)	—	—	—	—
Accrued Liabilities	756,685	89,398	29,926	876,009
Total Liabilities	98,148,817	11,595,684	3,881,669	113,626,170
NAV	$109,614,468	$12,950,054	$4,335,149	$126,899,671
Number of Shares of Common Stock Issued and Outstanding	6,409,654	759,518	252,927
NAV Per Share (9)	$17.10	$17.05	$17.14
________________

(1)
Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. For NAV purposes, our real estate properties and real estate related liabilities are valued by CBRE, our independent valuation expert, on a rolling quarterly basis once the investment or liability has been held for one full calendar quarter. CBRE does not prepare and is not responsible for our NAV or our daily NAV per share for each share class. For GAAP purposes, these assets and liabilities are generally recorded at depreciated or amortized cost. Other factors, including straight-lining of rent for GAAP purposes and the treatment of acquisition related expenses and organization and offering costs, will cause our GAAP net book value to be different from our NAV.

(2)
No rule or regulation mandates the manner for calculating NAV. While our NAV calculation methodologies are consistent with standard industry practices for valuing private real estate funds, they involve significant professional judgment in the application of both observable and unobservable attributes, and there is no established practice among publicly-offered REITs, listed or unlisted, for calculating NAV. As a result, our methodologies or assumptions may differ from other REITs’ methodologies or assumptions.

(3)
For presentation purposes and to demonstrate the calculation of the NAV per share for each class, the combined amount of each category of our assets and liabilities has been allocated to each share class based on the relative NAV of each class, as determined by State Street on December 31, 2014 and September 30, 2014. Additionally, share class specific assets and liabilities have been allocated in full to their applicable share class.

(4)
The combined amount represents the estimated value of our newly acquired real estate properties and capital expenditures, which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, and thereafter will be valued by our independent valuation expert.

(5)
The combined amount represents the sum of the estimated values of each of our operating real estate properties, excluding newly acquired real estate properties which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, contained in the individual property appraisal reports provided by CBRE. After a property valuation is performed by CBRE, it provides its appraisal report to us and to State Street, and State Street adds all the property values from all of the appraisal reports it has received from CBRE to arrive at the total estimated value of our operating real estate properties. CBRE does not prepare, and is not responsible for, our daily NAV per share for any share class or for calculating the total estimated value of our operating real estate properties.

(6)	The aggregate purchase price of total real estate properties was $229.8 million and $224.8 million, respectively, as of December 31, 2014 and September 30, 2014.

(7)
The combined amount represents the estimated value of our newly incurred real estate-related liabilities, which are valued at cost until the loan has been outstanding for one full calendar quarter following the quarter we enter into the loan, and thereafter will be valued by CBRE. This amount also includes amounts drawn on our line of credit subsequent to valuation by CBRE. On September 9, 2014, we entered into a loan agreement with PNC Bank, in the principal amount of $20.3 million. On September 12, 2014, our operating partnership entered into an amended and restated credit agreement with JPMorgan Chase and U.S. Bank. On December 16, 2014 our operating partnership entered into a $20 million line of credit with Series C, LLC, an affiliate of our advisors. As of December 31, 2014, we had outstanding borrowings of $120.3 million.

(8)
The combined amount represents the estimated value of our commercial real estate-related liabilities contained in the fair value analysis provided by CBRE. After a loan valuation is performed by CBRE, it provides its fair value analysis to us and State Street, who compiles the estimated value of our real estate-related liabilities. CBRE does not prepare, and is not responsible for, our daily NAV per share for any share class or for calculating the total estimated value of our debt.

(9)
See “Risk Factors” in the prospectus for the limitations and risks associated with our NAV per share for each share class, including the risk that the components of NAV and the methodologies used by us and State Street in the discharge of our or their respective responsibilities in connection with it may differ from those used by other companies now or in the future.

In the preparation of individual appraisal reports, CBRE primarily applied an income capitalization approach and relied on modeling assumptions to estimate the value of our operating real estate properties. Key assumptions, as of December 31, 2014, which vary from property to property, market to market and period to period, include capitalization rates (ranging from 6.00% to 9.00%), annual market rent growth rates (ranging from 2.00% to 3.00%) and a ten-year holding period. Changes in these assumptions would impact the calculation of the value of our real estate assets. For example, assuming all other factors remain unchanged, our advisor has calculated that a reduction in the implied capitalization rate of 0.25% would cause the total estimated value of our operating real estate properties to increase by $5.9 million in the aggregate as of December 31, 2014. This is only a mathematical illustration and is not intended to qualify the values reflected above. See “Risk Factors” and “Valuation Policies” in the prospectus for a discussion on the limitations and risks associated with the utilization of judgments and assumptions in valuing our operating real estate properties.

The following table provides our NAV per share for each quarter following the commencement of our operations for each of our classes of common stock:

	NAV Per Share
Date	W Shares	A Shares	I Shares
12/31/2011	$14.99	*	*
3/31/2012	$15.00	*	*
6/30/2012	$15.75	*	*
9/30/2012	$15.82	*	*
12/31/2012	$16.11	*	*
3/31/2013	$16.31	*	*
6/30/2013	$16.56	*	*
9/30/2013	$16.71	*	*
12/31/2013	$16.84	$16.83	$16.85
3/31/2014	$16.99	$16.97	$17.01
6/30/2014	$17.07	$17.04	$17.10
9/30/2014	$17.10	$17.05	$17.14
12/31/2014	$17.51	$17.45	$17.55
________________
* Not available. A Shares and I Shares were not available prior to August 26, 2013, and we had not issued any A Shares or I Shares as of September 30, 2013.
Compensation, Fees and Reimbursements Paid or Payable to Our Advisor and Its Affiliates as of December 31, 2014
The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Compensation” beginning on page 125 of the prospectus.
The following table summarizes the compensation, fees and reimbursements paid or payable to our advisor and its affiliates related to the organization and offering stage during the period indicated (in thousands):

For the Year Ended
December 31, 2014
Offering:
Selling commissions	$563
Selling commissions reallowed by Cole Capital Corporation (“CCC”)	$563
Distribution fees	$36
Distribution fees reallowed by CCC	$34
Dealer manager fees	$556
Dealer manager fees reallowed by CCC	$49
Organization and offering expense reimbursement	$520
As of December 31, 2014, $1.4 million of the amounts shown above had been paid to our advisor and its affiliates, and $237,000 had been incurred, but not yet paid, for services provided by our advisor or its affiliates in connection with the offering stage and is a liability to us.
All organization and offering expenses associated with the sale of our common stock (excluding selling commissions, the distribution fee and the dealer manager fee) are paid by our advisor or its affiliates and can be reimbursed by us up to 0.75% of the aggregate gross offering proceeds, excluding selling commissions charged on A Shares sold in the primary offering. As of December 31, 2014, our advisor or its affiliates had paid organization and offering costs in excess of the 0.75% limitation in connection with our offering. These excess costs were not included in our financial statements because such costs were not a liability to us as they exceeded 0.75% of gross proceeds from our offering. As we raise additional proceeds from our offering, these excess costs may become payable.

The following table summarizes any compensation, fees and reimbursements paid or payable to our advisor and its affiliates related to the operational stage during the period indicated (in thousands):

For the Year Ended
12/31/2014
Acquisitions, Operations and Performance:
Acquisition expense reimbursement	$490
Advisory fee	$926
Operating expense reimbursement	$—
Performance fee	$1,076
As of December 31, 2014, $1.6 million of the amounts shown above had been incurred, but not yet paid, for services provided by our advisor or its affiliates in connection with the acquisitions and operations stage and is a liability to us. In addition, our advisor waived its right to receive operating expense reimbursements for the year ended December 31, 2014; accordingly, we did not reimburse our advisor or its affiliates for any such expenses during the year ended December 31, 2014.
Distributions
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Description of Capital Stock — Distributions” beginning on page 164 of the prospectus.
As of December 31, 2014, cumulative since inception, we have declared $8.8 million of distributions and we have paid $8.2 million, of which $5.2 million was paid in cash and $3.0 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net loss was $780,000 as of December 31, 2014, cumulative since inception, and our net income was $251,000 for the year ended December 31, 2014. The following table presents distributions and the source of distributions for the periods indicated below (in thousands):

	Cumulative Paid Since Inception		Year Ended December 31, 2014
	Amount	Percent	Amount	Percent
Distributions paid in cash	5,204	64%	$3,245	58%
Distributions reinvested	2,960	36%	2,318	42%
Total distributions	$8,164	100%	$5,563	100%

Source of distributions:
Net cash provided by operating activities	$8,164	100%	$5,563	100%
Total sources	$8,164	100%	$5,563	100%
Net cash provided by operating activities as of December 31, 2014, cumulative since inception, was $8.9 million and reflects a reduction for real estate acquisition-related expenses incurred of $2.7 million, in accordance with GAAP. As of December 31, 2014, cumulative since inception, our distributions were funded by net cash provided by operating activities of $8.2 million. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent investors to experience dilution. This may negatively impact the value of your investment.
Share Redemptions
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Share Purchases and Redemptions — Redemption Plan” beginning on page 205 of the prospectus.
As of December 31, 2014, cumulative since inception, we had received redemption requests for and redeemed approximately 1.1 million W Shares and 572 A Shares of our common stock for $18.6 million and $10,000, respectively.

Updates to the Prior Performance Summary
The following information supersedes and replaces the section of our prospectus captioned “Prior Performance Summary” beginning on page 148 of the prospectus.
Prior Performance Summary
Prior Investment Programs
The information presented in this section and in the Prior Performance Tables attached to this prospectus provides relevant summary information on the historical experience of the public real estate programs managed over the last ten years by our sponsor, Cole Capital, including certain officers and directors of our advisor. The prior performance of the public programs previously sponsored by Cole Capital is not necessarily indicative of the results that we will achieve. Therefore, you should not assume that you will experience returns comparable to those experienced by investors in prior public real estate programs sponsored by Cole Capital.
We intend to conduct this offering in conjunction with future offerings by one or more public and private real estate entities sponsored by Cole Capital. To the extent that such entities have the same or similar objectives as ours or involve similar or nearby properties, such entities may be in competition with the properties acquired by us. See the “Conflicts of Interest” section of this prospectus for additional information.
The Prior Performance Tables set forth information as of the dates indicated regarding the prior programs subject to public reporting requirements, including (1) experience in raising and investing funds (Table I); (2) annual operating results of prior real estate programs (Table III); (3) results of completed programs (Table IV); and (4) results of sales or disposals of properties (Table V). The purpose of this prior performance information is to enable you to evaluate accurately the experience of our advisor and its affiliates in sponsoring like public programs. The following discussion is intended to summarize briefly the objectives and performance of the prior public real estate programs and to disclose any material adverse business developments sustained by them. As of December 31, 2014, all of the prior public real estate programs had investment objectives similar to those of this program.
Summary Information
Cole Capital is currently sponsoring or has sponsored eight publicly offered REITs, Cole Credit Property Trust I, Cole Credit Property Trust II, Cole, Cole Corporate Income Trust, Cole Office and Industrial REIT, Cole Income NAV Strategy, Cole Credit Property Trust IV, and Cole Credit Property Trust V, during the period from January 1, 2005 to December 31, 2014. As of December 31, 2014, each of the other publicly offered REITs had similar investment objectives to our program. As of December 31, 2014, these prior programs had raised a total of $13.0 billion from approximately 251,000 investors. For more detailed information about the experience of our sponsor in raising and investing funds and compensation paid to the sponsor of Cole Credit Property Trust II, Cole, Cole Corporate Income Trust and Cole Credit Property Trust IV, see Tables I and IV of the Prior Performance Tables.
During the period from January 1, 2005 to December 31, 2014, the prior public real estate programs purchased 2,880 properties located in 49 states and the U.S. Virgin Islands for an aggregate purchase price of $18.9 billion, excluding any acquisitions by Cole or Cole Credit Property Trust II subsequent to their program completion dates. The table below gives information about these properties by region.

	Properties Purchased
Location	Number	% of Total Purchase Price
South	1,541	46.9%
Midwest	795	22.4%
West	363	20.4%
Northeast	180	10.3%
U.S. Virgin Islands	1	—%
	2,880	100.0%
Based on the aggregate purchase price of the 2,880 properties, approximately 42.4% were single-tenant retail properties, approximately 23.5% were multi-tenant retail properties, approximately 22.4% were office and/or industrial properties, approximately 11.6% were single-tenant commercial properties, and approximately 0.1% were land parcels.

The following table shows a breakdown of the aggregate amount of the acquisition and development costs of the properties purchased by the prior public real estate programs sponsored by Cole Capital as of December 31, 2014:

Type of Property	New	Used	Construction
Retail/Commercial	14.4%	85.6%	—%
Land	—	0.1%	99.9%
Office/Industrial	25.7%	74.3%	—%
As of December 31, 2014, three of the prior public programs had sold 56 properties for $742.9 million, and one of the prior public programs had sold a land parcel portion of a property (but retained ownership of the remainder of the property) as of December 31, 2014 for $1.8 million.
Prior Public Programs
Cole Credit Property Trust, Inc. (Cole Credit Property Trust I)
On April 6, 2004, Cole Credit Property Trust I commenced a private placement of shares of its common stock for $10.00 per share, subject to certain volume and other discounts. Cole Credit Property Trust I completed the private placement on September 16, 2005, after having raised aggregate gross proceeds of approximately $100.3 million. On March 17, 2014, Cole Credit Property Trust I entered into an agreement and plan of merger (the CCPT Merger Agreement), among Cole Credit Property Trust I, ARCP and Desert Acquisition, Inc., a Delaware corporation and direct wholly-owned subsidiary of ARCP (Desert Merger Sub), pursuant to which, among other things, Desert Merger Sub commenced a cash tender offer (the Offer) to purchase all of Cole Credit Property Trust I’s outstanding shares of common stock. On May 19, 2014, the merger contemplated by the CCPT Merger Agreement was completed and Cole Credit Property Trust I merged with and into Desert Merger Sub, with Desert Merger Sub surviving as a wholly-owned subsidiary of ARCP. As of May 18, 2014, the day prior to the merger, Cole Credit Property Trust I had raised approximately $100.3 million from approximately 1,500 investors, and owned 39 single-tenant retail properties located in 19 states for an aggregate acquisition cost of approximately $164.4 million.
Cole Credit Property Trust II, Inc. (Cole Credit Property Trust II)
On June 27, 2005, Cole Credit Property Trust II commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. Cole Credit Property Trust II terminated its initial public offering on May 22, 2007 and commenced a follow-on public offering on May 23, 2007. Pursuant to the follow-on offering, Cole Credit Property Trust II offered and sold shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to its distribution reinvestment plan. Cole Credit Property Trust II terminated its follow-on offering on January 2, 2009, although it continued to offer and sell shares of its common stock to existing Cole Credit Property Trust II stockholders pursuant to its distribution reinvestment plan through December 6, 2012. On January 22, 2013, Cole Credit Property Trust II entered into an agreement and plan of merger with Spirit, a publicly listed REIT. The agreement and plan of merger provided for the merger of Spirit with and into Cole Credit Property Trust II, with Cole Credit Property Trust II continuing as the surviving corporation under the name “Spirit Realty Capital, Inc.” On July 17, 2013, the merger and the other transactions contemplated by the agreement and plan of merger were completed. As of July 16, 2013, the day prior to the merger, Cole Credit Property Trust II had raised approximately $2.3 billion from approximately 41,000 investors and owned 411 single-tenant retail properties, 313 single-tenant commercial properties, and 23 multi-tenant retail properties in 45 states and the U.S. Virgin Islands, or a total of 747 properties, with an aggregate acquisition cost of approximately $3.3 billion.
Cole Real Estate Investments, Inc. (Cole)
On October 1, 2008, Cole commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. Cole terminated its initial public offering on October 1, 2010 and commenced a follow-on public offering on October 1, 2010. Pursuant to the follow-on offering, Cole sold shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to its distribution reinvestment plan. Cole ceased issuing shares in its follow-on offering on April 27, 2012, although it continued to offer and sell shares pursuant to its distribution reinvestment plan. On April 5, 2013, Cole completed a transaction whereby Cole Holdings merged with and into CREI, a wholly-owned subsidiary of Cole Credit Property Trust III (the Cole Holdings Merger). Cole Credit Property Trust III changed its name to Cole Real Estate Investments, Inc. and its shares of common stock were listed on the New York Stock Exchange (the NYSE) on June 20, 2013. On October 22, 2013, Cole entered into an agreement and plan of merger with ARCP

(the ARCP Merger Agreement). The ARCP Merger Agreement provided for the merger of Cole with and into Merger Sub, with Merger Sub surviving the ARCP Merger as a wholly-owned subsidiary of ARCP. On February 7, 2014, the ARCP Merger and the other transactions contemplated by the ARCP Merger Agreement were completed. As of June 19, 2013, the date prior to the listing, Cole had raised approximately $5.0 billion from approximately 101,000 investors and owned 801 single-tenant retail properties, 130 single-tenant commercial properties, 73 multi-tenant retail properties, nine office and/or industrial properties and one land parcel in 48 states, or a total of 1,014 properties which includes four consolidated joint ventures, with an aggregate acquisition cost of approximately $8.0 billion. In addition, through seven unconsolidated joint venture arrangements as of June 19, 2013, Cole had interests in 12 properties comprising 2.3 million gross rentable square feet of commercial space.
Cole Corporate Income Trust, Inc. (Cole Corporate Income Trust)
On February 10, 2011, Cole Corporate Income Trust commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. Cole Corporate Income Trust ceased issuing shares in its primary offering on November 21, 2013, although it continued to offer and sell shares of its common stock to existing Cole Corporate Income Trust stockholders pursuant to its distribution reinvestment plan through September 30, 2014. On August 30, 2014, Cole Corporate Income Trust entered into the Cole Corporate Income Trust Merger Agreement with SIR and SIR Merger Sub. The Cole Corporate Income Trust Merger Agreement provided that, subject to satisfaction or waiver of certain conditions, Cole Corporate Income Trust would be merged with and into SIR Merger Sub, with SIR Merger Sub surviving as a wholly-owned subsidiary of SIR. On January 29, 2015, Cole Corporate Income Trust merged with and into SIR Merger Sub. As of December 31, 2014, Cole Corporate Income Trust had raised approximately $2.0 billion from approximately 38,000 investors and owned 87 office and/or industrial properties in 30 states with an aggregate acquisition cost of approximately $2.7 billion, which included one consolidated joint venture.
Cole Credit Property Trust IV, Inc. (Cole Credit Property Trust IV)
On January 26, 2012, Cole Credit Property Trust IV commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. Cole Credit Property Trust IV ceased issuing shares in its primary offering on April 4, 2014, although it continues to sell shares of its common stock pursuant to its distribution reinvestment plan. As of December 31, 2014, Cole Credit Property Trust IV had raised approximately $3.0 billion from approximately 61,000 investors and owned 672 single-tenant retail properties, 77 multi-tenant properties, 10 office and/or industrial properties, or a total of 759 properties, and one land parcel in 45 states with an aggregate acquisition cost of approximately $3.9 billion.
Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV Strategy)
On December 6, 2011, Cole Income NAV Strategy commenced an initial public offering of up to $4.0 billion in shares of its common stock at an initial offering price of $15.00 per share. The conditions of the escrow agreement were satisfied on December 7, 2011, and thereafter, the per share purchase price of Cole Income NAV Strategy’s common stock varies from day-to-day and, on any given business day, is equal to its net asset value (NAV) divided by the number of shares of its common stock outstanding as of the end of business on such day. The purchase price for shares under Cole Income NAV Strategy’s distribution reinvestment plan is equal to the NAV per share on the date that the distribution is payable, after giving effect to the distribution. As of December 31, 2014, Cole Income NAV Strategy had raised approximately $137.2 million from approximately 2,300 investors and owned 56 single-tenant commercial properties, 13 office and/or industrial properties and six multi-tenant retail properties, or a total of 75 properties, in 26 states with an aggregate acquisition cost of approximately $229.7 million.
Cole Office & Industrial REIT (CCIT II), Inc. (Cole Office and Industrial REIT)
On September 17, 2013, Cole Office and Industrial REIT commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. On January 13, 2014, the conditions of the escrow agreement were satisfied, and thereafter Cole Office and Industrial REIT commenced principal operations. As of December 31, 2014, Cole Office and Industrial REIT had raised approximately $244.9 million from approximately 5,700 investors and owned 23 office and/or industrial properties in 15 states, with an aggregate acquisition cost of approximately $650.3 million.
Cole Credit Property Trust V, Inc. (Cole Credit Property Trust V)
On March 17, 2014, Cole Credit Property Trust V commenced an initial public offering of shares of its common stock for $25.00 per share, subject to certain volume and other discounts, in a primary offering, and for $23.75 per share pursuant to a distribution reinvestment plan. On March 18, 2014, the conditions of the escrow agreement were satisfied, and thereafter Cole

Credit Property Trust V commenced principal operations. As of December 31, 2014, Cole Credit Property Trust V had raised approximately $173.7 million from approximately 3,700 investors and owned 74 single-tenant retail properties and 5 multi-tenant properties in 26 states, or a total of 79 properties, with an aggregate acquisition cost of approximately $385.2 million.
Any potential investor may obtain, without charge, the most recent annual report on Form 10-K filed with the Securities and Exchange Commission by Cole Credit Property Trust I, Cole Credit Property Trust II, Cole, Cole Credit Property Trust IV, Cole Credit Property Trust V, Cole Corporate Income Trust, Cole Office and Industrial REIT and Cole Income NAV Strategy within the last 24 months at www.colecapital.com or www.sec.gov. For a reasonable fee, we will provide copies of any exhibits to such Form 10-K.
Liquidity Track Record
Prior Public Programs
Of the eight prior public programs sponsored by Cole Capital discussed above, four programs, Cole Credit Property Trust II, Cole, Cole Credit Property Trust I and Cole Corporate Income Trust, have completed liquidity events.
Cole Credit Property Trust, Inc. (Cole Credit Property Trust I)
As noted above, on May 19, 2014, the merger of Cole Credit Property Trust I with ARCP and Desert Merger Sub was completed. Pursuant to the CCPT Merger Agreement, ARCP commenced the Offer to purchase all of the outstanding shares of common stock of Cole Credit Property Trust I (other than shares held by ARCP, any of its subsidiaries or any wholly-owned subsidiaries of Cole Credit Property Trust I) at a price of $7.25 per share (the Offer Price). As of the expiration of the Offer, a total of 7,735,069 shares of Cole Credit Property Trust I common stock were validly tendered and not withdrawn, representing approximately 77% of the shares of Cole Credit Property Trust I common stock outstanding. Immediately following the Offer, ARCP exercised its option (the Top-Up Option), granted pursuant to the CCPT Merger Agreement, to purchase, at a price per share equal to the Offer Price, 13,457,874 newly issued shares of Cole Credit Property Trust I common stock (collectively, the Top-Up Shares). The Top-Up Shares, taken together with the shares of Cole Credit Property Trust I common stock owned, directly or indirectly, by ARCP and its subsidiaries immediately following the acceptance for payment and payment for the shares of Cole Credit Property Trust I common stock that were validly tendered in the Offer, constituted one share more than 90% of the outstanding shares of Cole Credit Property Trust I common stock (after giving effect to the issuance of all shares subject to the Top-Up Option), the applicable threshold required to effect a short-form merger under applicable Maryland law without stockholder approval. Following the consummation of the Offer and the exercise of the Top-Up Option, in accordance with the CCPT Merger Agreement, ARCP completed its acquisition of Cole Credit Property Trust I by effecting of a short-form merger under Maryland law, pursuant to which Cole Credit Property Trust I was merged with and into Desert Merger Sub, with Desert Merger Sub surviving as a direct wholly-owned subsidiary of ARCP.
Cole Credit Property Trust II, Inc. (Cole Credit Property Trust II)
As noted above, on July 17, 2013, the merger of Cole Credit Property Trust II with Spirit was completed. Pursuant to the agreement and plan of merger, each Spirit stockholder received 1.9048 shares of Cole Credit Property Trust II common stock for each share of Spirit common stock held immediately prior to the effective time of the merger (which equated to an inverse exchange ratio of 0.525 shares of Spirit common stock for one share of Cole Credit Property Trust II common stock). The shares of the combined company’s common stock traded on July 17, 2013 at $9.27 per share on the NYSE under the symbol “SRC.”
Cole Real Estate Investments, Inc. (Cole)
As noted above, on April 5, 2013, Cole Credit Property Trust III completed a transaction whereby Cole Holdings merged with and into CREI, a wholly-owned subsidiary of Cole Credit Property Trust III. Cole Credit Property Trust III changed its name to Cole Real Estate Investments, Inc. and its shares of common stock were listed on the NYSE on June 20, 2013 at an initial price of $11.50 per share. In connection with the Cole Holdings Merger, the sole stockholder of Cole Holdings and certain of Cole Holdings’ executive officers (collectively, the Holdings Executives) received a total of $21.9 million in cash, which included $1.9 million paid related to an excess working capital adjustment, and approximately 10,700,000 newly-issued shares of common stock of Cole (including approximately 661,000 shares withheld to satisfy applicable tax withholdings, the Upfront Stock Consideration). In addition, as a result of the listing of Cole’s common stock on the NYSE, an aggregate of approximately 2,100,000 shares of Cole’s common stock (including approximately 135,000 shares withheld to satisfy applicable tax withholdings, the Listing Consideration) were issued to the Holdings Executives. In accordance with the merger agreement and as further discussed below, approximately 4,300,000 shares of the Upfront Stock Consideration and the Listing Consideration were placed into escrow (the Escrow Shares) and were scheduled to be released on April 5, 2014, subject to meeting certain requirements. The Upfront Stock Consideration and the Listing Consideration are subject to a three-year lock-up with approximately one-third of the shares released each year following the merger date.
Pursuant to the merger agreement and certain preexisting transaction bonus entitlements, additional shares of Cole’s common stock were potentially payable in 2017 by Cole to the Holdings Executives as an “earn-out” contingent upon the acquired business’ demonstrated financial success during the years ending December 31, 2015 and 2016 (the Earnout Consideration). The Earnout Consideration was subject to a lockup until December 31, 2017. Additionally, the Holdings Executives may have been entitled to additional shares of Cole’s common stock (the Incentive Consideration) based on the terms of Cole’s advisory agreement with CCPT III Advisors, which was a wholly-owned subsidiary of Cole Holdings, in effect prior to the Cole Holdings Merger. However, the sole stockholder of Cole Holdings agreed as part of the Cole Holdings Merger to reduce the amount that would have been payable by 25%. The Incentive Consideration is based on 11.25% (reduced from 15% in Cole’s advisory agreement) of the amount by which the market value of Cole’s common stock raised in Cole’s initial offering, follow-on offering and distribution reinvestment plan offering (the Capital Raised) plus all distributions paid on such shares through the Incentive Consideration Test Period (as defined below) exceeds the amount of Capital Raised and the amount of distributions necessary to generate an 8% cumulative, non-compounded annual return to investors. The market value of the Capital Raised is based on the average closing price over a period of 30 consecutive trading days (the Incentive Consideration Test Period) beginning 180 days after June 20, 2013, the date Cole’s shares of common stock were listed on the NYSE.
On October 22, 2013, Cole entered into the ARCP Merger Agreement. The ARCP Merger Agreement provided for the merger of Cole with and into Merger Sub, with Merger Sub surviving the ARCP Merger as a wholly-owned subsidiary of ARCP. On February 7, 2014, the ARCP Merger and the other transactions contemplated by the ARCP Merger Agreement were completed.
In connection with the execution of the ARCP Merger Agreement, the Holdings Executives entered into letter agreements with ARCP (together, the Letter Agreements), pursuant to which, among other arrangements, such persons would receive the Incentive Consideration from Cole in the form of shares of Cole common stock in the event the ARCP Merger was not consummated before the end of the Incentive Consideration Test Period. The Incentive Consideration Test Period ended January 30, 2014 and, in accordance with the terms of the merger agreement for the Cole Holdings Merger and the Letter Agreements, on January 31, 2014 Cole issued a total of 15,744,370 shares of Cole common stock to the Holdings Executives (before applicable tax withholding).
The Letter Agreements also provide that the shares of ARCP common stock issued to the Holdings Executives in connection with the ARCP Merger are generally subject to a three-year lock-up with approximately one-third of the shares released each year following the merger date of the Cole Holdings Merger. The shares of ARCP common stock issued to the Holdings Executives that were attributable to the Contingent Consideration under the Cole Holdings Merger Agreement will be released from their lock-up (which generally prohibits transfer of such shares until December 31, 2017) on a quarterly basis on the last day of each calendar quarter, beginning with the first full calendar quarter following the consummation of the ARCP Merger through December 31, 2017.
The Letter Agreements also provided for the conversion of the Escrow Shares into shares of ARCP common stock or cash, depending on the applicable Holdings Executive’s election under the terms of the ARCP Merger Agreement.
Cole Corporate Income Trust, Inc. (Cole Corporate Income Trust)
As noted above, on January 29, 2015, Cole Corporate Income Trust merged with and into SIR Merger Sub. Pursuant to the Cole Corporate Income Trust Merger Agreement, each share of Cole Corporate Income Trust common stock (Cole Corporate Income Trust Common Stock) issued and outstanding was converted into the right to receive either (i) $10.50 in cash (the Cash Consideration); or (ii) 0.360 of a common share of beneficial interest, par value $0.01, of SIR (SIR Common Shares) (the Share Consideration). The Cash Consideration and the Share Consideration were allocated in accordance with the Cole Corporate Income Trust Merger Agreement so that the aggregate number of shares of Cole Corporate Income Trust Common Stock converted into the right to receive the Cash Consideration did not exceed 60% of the shares of Cole Corporate Income Trust Common Stock issued and outstanding immediately prior to the effective time of the merger. No fractional SIR Common Shares were issued in the merger, and cash was paid in lieu thereof.
Cole Credit Property Trust IV, Inc. (Cole Credit Property Trust IV)
Cole Credit Property Trust IV has not established a targeted date or time frame for pursuing a liquidity event, although it has disclosed in its prospectus that it expects to engage in a strategy to provide its investors with liquidity at a time and in a method determined by its independent directors to be in the best interests of its stockholders. Cole Credit Property Trust IV ceased issuing shares in its primary offering on April 4, 2014, although it continues to sell shares of its common stock pursuant to its distribution reinvestment plan. The timing and method of any liquidity event for Cole Credit Property Trust IV was undetermined as of April 10, 2015.
Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV Strategy)
Cole Income NAV Strategy is structured as a perpetual-life, non-exchange traded REIT, which means that, subject to regulatory approval of registrations for additional future offerings, it will be selling shares of its common stock on a continuous basis and for an indefinite period of time.
Cole Office & Industrial REIT (CCIT II), Inc. (Cole Office and Industrial REIT)
Cole Office and Industrial REIT has not established a targeted date or time frame for pursuing a liquidity event, although it has disclosed in its prospectus that it expects to engage in a strategy to provide its investors with liquidity at a time and in a method determined by its independent directors to be in the best interests of its stockholders. The timing and method of any liquidity event for Cole Office and Industrial REIT was undetermined as of April 10, 2015.
Cole Credit Property Trust V, Inc. (Cole Credit Property Trust V)
Cole Credit Property Trust V has not established a targeted date or time frame for pursuing a liquidity event, although it has disclosed in its prospectus that it expects to engage in a strategy to provide its investors with liquidity at a time and in a method determined by its independent directors to be in the best interests of its stockholders. The timing and method of any liquidity event for Cole Credit Property Trust V was undetermined as of April 10, 2015.
Adverse Business and Other Developments
Adverse changes in general economic conditions have occasionally affected the performance of the prior programs. The following discussion presents a summary of significant adverse business developments or conditions experienced by Cole Capital’s prior programs over the past ten years that may be material to investors in this offering.
Share Valuation
Cole Credit Property Trust I stated in its private placement memorandum that after two years from the last offering of its shares of common stock, Cole Credit Property Trust I would provide an estimated value per share for the principal purpose of assisting fiduciaries of plans subject to the annual reporting requirements of ERISA, and IRA trustees or custodians, which prepare reports relating to an investment in Cole Credit Property Trust I’s shares of common stock. On January 31, 2014, Cole Credit Property Trust I announced that its board of directors approved an estimated value of Cole Credit Property Trust I’s common stock of $6.55 per share as of December 31, 2013. This was a decrease from the previously reported estimated value of Cole Credit Property Trust I’s common stock of $7.75 per share as of December 31, 2012; $7.95 per share as of December 31, 2011; and $7.65 per share as of December 31, 2010 and 2009, announced January 15, 2013, January 13, 2012, January 13, 2011 and February 1, 2010, respectively. On March 17, 2014, Cole Credit Property Trust I entered into the Cole Credit Property Trust I Merger Agreement among Cole Credit Property Trust I, ARCP and Desert Merger Sub pursuant to which, among other things, Desert Merger Sub commenced the Offer to purchase all of the outstanding shares of Cole Credit Property Trust I’s common stock at a price of $7.25 per share in cash. The shares of Cole Credit Property Trust I’s common stock were originally sold at a gross offering price of $10.00 per share. The principal reason for the decrease in share value beginning with the December 31, 2009 valuation was a decline in real estate values, despite Cole Credit Property Trust I’s properties maintaining a 100% occupancy rate. The decline in values resulted from disruptions in the credit markets and general economic conditions. In addition, in determining the estimated value of Cole Credit Property Trust I’s shares of common stock in January 2014, the board of directors of Cole Credit Property Trust I considered the potential impact of transaction costs that may be incurred in liquidating Cole Credit Property Trust I’s portfolio on the net proceeds to be received by Cole Credit Property Trust I stockholders in a liquidity transaction. The board of directors of Cole Credit Property Trust I determined that, although transaction costs were not reflected in its previous determinations of Cole Credit Property Trust I’s estimated share value, it would be appropriate to reflect the potential impact of such costs in the estimated per share value of Cole Credit Property Trust I’s common stock as of December 31, 2013 in light of various factors. In determining an estimated value of Cole Credit Property Trust I’s shares of common stock in January 2014, the board of directors of Cole Credit Property Trust I relied upon information provided by an independent global valuation advisory and corporate finance consulting firm that specializes in providing real estate valuation services and information provided by CCPT I Advisors. In determining an estimated value of Cole Credit Property Trust I’s shares of common stock in January 2013 and January 2012, the board of directors of Cole Credit Property Trust I relied upon information provided by an independent investment banking firm that specializes in providing real estate financial services and information provided by CCPT I Advisors. In determining an estimated value of Cole Credit Property Trust I’s shares of common stock in January 2011 and February 2010, the board of directors of Cole Credit Property Trust I relied on information and analysis provided by an independent consultant that specializes in valuing commercial real estate companies and information provided by CCPT I Advisors.

In February 2009, FINRA informed broker-dealers that sell shares of non-exchange traded REITs that broker-dealers may not report, in a customer account statement, an estimated value per share that is developed from data more than 18 months old. To assist broker-dealers in complying with the FINRA notice, the board of directors of Cole Credit Property Trust II established an estimated value of Cole Credit Property Trust II’s common stock of $9.45 per share as of January 23, 2013. This was an increase from the previously reported estimated share values of $9.35 per share and $8.05 per share announced on July 27, 2011 and June 22, 2010, respectively. The shares of Cole Credit Property Trust II’s common stock were originally sold at a gross offering price of $10.00 per share. The principal reason for the initial decrease in share value was a decline in real estate values resulting from disruptions in the credit markets and general economic conditions, in addition to a decline in Cole Credit Property Trust II’s occupancy rate to 94% as of March 31, 2010. Cole Credit Property Trust II’s occupancy rate increased to 96% as of June 30, 2013. In determining an estimated value of Cole Credit Property Trust II’s shares of common stock in January 2013, the board of directors of Cole Credit Property Trust II primarily considered the exchange ratio agreed to by the parties to the merger with Spirit as it was the result of arm’s length negotiations that occurred over a period of time leading up to the execution of the agreement and plan of merger between Cole Credit Property Trust II and Spirit. In determining an estimated value of Cole Credit Property Trust II’s shares of common stock in July 2011, the board of directors of Cole Credit Property Trust II relied upon information provided by an independent investment banking firm that specializes in providing real estate financial services and information provided by Cole Credit Property Trust II Advisors. In determining an estimated value of Cole Credit Property Trust II’s shares of common stock in June 2010, the board of directors of Cole Credit Property Trust II relied upon information provided by an independent consultant that specializes in valuing commercial real estate companies and information provided by CCPT II Advisors. On January 22, 2013, Cole Credit Property Trust II entered into an agreement and plan of merger with Spirit, a publicly-listed REIT. The merger with Spirit was completed on July 17, 2013. The shares of the combined company’s common stock trade on the NYSE under the symbol “SRC” and traded at $9.27 per share and $11.89 per share as of July 17, 2013 and December 31, 2014, respectively.
Distributions and Redemptions
Cole Credit Property Trust, Inc. (Cole Credit Property Trust I)
From June 2005 through February 2010, Cole Credit Property Trust I paid a 7.00% annualized distribution rate based upon a purchase price of $10.00 per share. However, beginning in March 2010, Cole Credit Property Trust I reduced its annualized distribution rate to 5.00% based on a purchase price of $10.00 per share, or 7.6% based on the most recent estimated value of $6.55 per share. The principal reasons for the lower distribution rate were the approximately $50.0 million of fixed rate debt that was to mature by year-end 2010 and the prevailing credit markets, which dictated higher interest rates upon refinancing and amortization provisions, requiring Cole Credit Property Trust I to pay down a portion of the principal on a monthly basis over the life of the loan. As of May 18, 2014, the day prior to the merger with ARCP, Cole Credit Property Trust I had paid approximately $55.7 million in cumulative distributions since inception. These distributions were fully funded by net cash provided by operating activities.
Pursuant to Cole Credit Property Trust I’s share redemption program, Cole Credit Property Trust I could use up to 1% of its annual cash flow, including operating cash flow not intended for distributions, borrowings and capital transactions such as sales or refinancings, to satisfy redemption requests. Accordingly, Cole Credit Property Trust I’s board of directors determined at the beginning of each fiscal year the maximum amount of shares that Cole Credit Property Trust I could redeem during that year. Cole Credit Property Trust I’s board of directors determined that there was an insufficient amount of cash available for redemptions during the six years ended December 31, 2013. Cole Credit Property Trust I’s board of directors also determined, prior to the merger with ARCP, that no amounts were to be made available for redemption during the year ended December 31, 2014.
Cole Credit Property Trust II, Inc. (Cole Credit Property Trust II)
From October 2005 through February 2006, Cole Credit Property Trust II paid a 6.00% annualized distribution rate based upon a purchase price of $10.00 per share; from March 2006 through June 2006, Cole Credit Property Trust II paid a 6.25% annualized distribution rate based upon a purchase price of $10.00 per share; from July 2006 through June 2007, Cole Credit Property Trust II paid a 6.50% annualized distribution rate based upon a purchase price of $10.00 per share; from July 2007 through June 2009, Cole Credit Property Trust II paid a 7.00% annualized distribution rate based upon a purchase price of $10.00 per share; and from July 2009 through June 30, 2013, Cole Credit Property Trust II paid a 6.25% annualized distribution rate based upon a purchase price of $10.00 per share, or a 6.61% annualized distribution rate based on its then most recent estimate of the value of $9.45 per share. The principal reason for the reduction of the distribution rate was the drop in the occupancy rate of the Cole Credit Property Trust II portfolio from 99% on December 31, 2008 to 95% on September 30, 2009, resulting in lower revenue. Cole Credit Property Trust II’s occupancy rate as of June 30, 2013 was 96%.
As of June 30, 2013, Cole Credit Property Trust II had paid approximately $732.5 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $652.2 million

(89.0%), net borrowings of approximately $26.7 million (3.6%), net sale proceeds in excess of Cole Credit Property Trust II’s investment in marketable securities of approximately $21.5 million (2.9%), principal repayments from mortgage notes receivable and real estate under direct financing leases, including excess amounts from prior years of $15.4 million (2.1%), offering proceeds of approximately $9.9 million (1.4%), net sale proceeds and return of capital in excess of Cole Credit Property Trust II’s investment from Cole Credit Property Trust II’s interest in joint ventures of approximately $5.9 million (less than 1.0%) and proceeds from the sale of real estate and condemnations of $909,000 (less than 1.0%). As of December 31, 2013, Cole Credit Property Trust II had expensed approximately $9.9 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Credit Property Trust II treated its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses were treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceeded net cash provided by operating activities.
Pursuant to Cole Credit Property Trust II’s share redemption program in effect during 2009, redemptions were limited to 3% of the weighted average number of shares outstanding during the prior calendar year, other than for redemptions requested upon the death of a stockholder. During 2009, Cole Credit Property Trust II funded redemptions up to this limit. On November 10, 2009, Cole Credit Property Trust II’s board of directors voted to temporarily suspend Cole Credit Property Trust II’s share redemption program other than for requests made upon the death of a stockholder. The Cole Credit Property Trust II board of directors considered many factors in making this decision, including the expected announcement of an estimated value of Cole Credit Property Trust II’s common stock in June 2010 and continued uncertainty in the economic environment and credit markets. On June 22, 2010, Cole Credit Property Trust II’s board of directors reinstated the share redemption program, with certain amendments, effective August 1, 2010. Under the terms of the revised share redemption program, during any calendar year, Cole Credit Property Trust II would redeem shares on a quarterly basis, up to one-fourth of 3% of the weighted average number of shares outstanding during the prior calendar year (including shares requested for redemption upon the death of a stockholder). In addition, funding for redemptions for each quarter would be limited to the net proceeds received from the sale of shares, in the respective quarter, under Cole Credit Property Trust II’s distribution reinvestment plan. On December 6, 2012, Cole Credit Property Trust II suspended its share redemption program in anticipation of a potential liquidity event. As a result of the suspension of the share redemption program, all redemption requests received from stockholders during the fourth quarter of 2012 on or before December 6, 2012 and that were determined to be in good order on or before December 12, 2012 were honored in accordance with the terms, conditions and limitations of the share redemption program. Cole Credit Property Trust II did not process or accept any requests for redemption received after December 6, 2012. As of June 30, 2013, Cole Credit Property Trust II had redeemed approximately 13,000 shares for $121,000 pursuant to redemption requests received on or before December 6, 2012.
Cole Real Estate Investments, Inc. (Cole)
Cole’s board of directors began authorizing distributions in January 2009, after Cole commenced business operations. Cole paid a 6.50% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing on January 6, 2009 through March 31, 2009. During the period commencing on April 1, 2009 and ending on March 31, 2010, Cole paid a 6.75% annualized distribution rate based upon a $10.00 per share purchase price. Cole paid a 7.00% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing on April 1, 2010 and ending on December 31, 2010. Cole paid a 6.50% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing January 1, 2011 through April 4, 2013. The principal reason for the reduction of the distribution rate was to align more closely the distribution rate with Cole’s then-current operating income. On April 5, 2013, Cole’s annualized distribution rate increased to 7.00% based upon an assumed $10.00 per share purchase price.
As of June 30, 2013, Cole had paid approximately $785.6 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $570.8 million (72.6%), offering proceeds of approximately $173.3 million (22.1%), net borrowings of $32.8 million (4.2%) and distributions received in excess of income from unconsolidated joint ventures of approximately $8.7 million (1.1%). As of June 30, 2013, Cole had expensed approximately $230.3 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole treated its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses were treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceeded net cash provided by operating activities.
Cole’s share redemption program provided, in general, that the number of shares Cole may redeem was limited to 5% of the weighted average number of shares outstanding during the trailing 12-month period prior to the end of the fiscal quarter for which redemptions are paid. In addition, the cash available for redemption was limited to the proceeds from the sale of shares pursuant to Cole’s distribution reinvestment plan. As of June 20, 2013, Cole had redeemed in full all valid redemption requests received in good order. A valid redemption request was one that complied with the applicable requirements and guidelines of Cole’s share redemption program. On April 12, 2013, Cole announced that its board of directors had voted to suspend Cole’s share redemption program in anticipation of the listing of its shares on the NYSE. As a result of the suspension of the share redemption program, all redemption requests received from stockholders during the second quarter of 2013 and determined by Cole to be in good order on or before April 22, 2013 were honored in accordance with the terms, conditions and limitations of the share redemption program. Cole’s share redemption program was terminated effective June 20, 2013, the date on which its common stock was listed on the NYSE.
Cole Corporate Income Trust, Inc. (Cole Corporate Income Trust)
Cole Corporate Income Trust’s board of directors began authorizing distributions in June 2011, after the company commenced business operations. Cole Corporate Income Trust paid a 6.50% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on June 29, 2011 through January 28, 2015. As of December 31, 2014, Cole Corporate Income Trust had paid approximately $181.4 million in cumulative distributions since inception. The distributions were funded by offering proceeds of approximately $68.6 million (37.8%), net cash provided by operating activities of approximately $106.7 million (58.8%), and proceeds from the issuance of debt of approximately $6.1 million (3.4%). As of December 31, 2014, Cole Corporate Income Trust had expensed approximately $68.6 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Corporate Income Trust treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.
Pursuant to Cole Corporate Income Trust’s share redemption program, Cole Corporate Income Trust could redeem up to 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemption was being paid. Additionally, funding for the redemption of shares was limited to the net proceeds received from the sale of shares under the distribution reinvestment plan. On August 20, 2014, Cole Corporate Income Trust suspended its share redemption program in anticipation of a potential liquidity event. As a result of the suspension of the share redemption program, all redemption requests received from stockholders during the second quarter of 2014 and that were determined to be in good order on or before September 30, 2014 were honored in accordance with the terms, conditions and limitations of the share redemption program. Cole Corporate Income Trust did not process or accept any requests for redemption received after the second quarter of 2014. As of December 31, 2014, Cole Corporate Income Trust had redeemed approximately 806,000 shares for $7.9 million pursuant to redemption requests received on or before the suspension of the share redemption program.
Cole Credit Property Trust IV, Inc. (Cole Credit Property Trust IV)
Cole Credit Property Trust IV’s board of directors began authorizing distributions in April 2012, after Cole Credit Property Trust IV commenced business operations. Cole Credit Property Trust IV has paid and will pay a 6.25% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing on April 14, 2012 through June 30, 2015. As of December 31, 2014, Cole Credit Property Trust IV had paid approximately $228.4 million in cumulative distributions since inception. These distributions were funded by offering proceeds of approximately $131.7 million (57.7%) and net cash provided by operating activities of approximately $96.7 million (42.3%). As of December 31, 2014, Cole Credit Property Trust IV had expensed approximately $114.4 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Credit Property Trust IV treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions includes the amount by which real estate acquisition related expenses reduced net cash provided by operating activities.
Pursuant to Cole Credit Property Trust IV’s share redemption program, Cole Credit Property Trust IV may redeem up to 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemption is being paid. Additionally, funding for the redemption of shares is limited to the net proceeds received from the sale of shares under the distribution reinvestment plan. As of December 31, 2014, Cole Credit Property Trust IV had redeemed approximately 1.3 million shares for $13.0 million pursuant to redemption requests received on or before December 31, 2014.
Cole Office & Industrial REIT (CCIT II), Inc. (Cole Office and Industrial REIT)
Cole Office and Industrial REIT’s board of directors began authorizing distributions in January 2014, after the company commenced business operations. Cole Office and Industrial REIT has paid and will pay a 6.00% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on January 14, 2014 through June 30, 2015. As of December 31, 2014, Cole Office and Industrial REIT had paid approximately $5.1 million in cumulative distributions since inception. The distributions were fully funded by offering proceeds of approximately $5.1 million. As of December 31, 2014, Cole Office and Industrial REIT had expensed approximately $14.7 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Office and Industrial REIT treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.
Pursuant to Cole Office and Industrial REIT’s share redemption program, Cole Office and Industrial REIT may redeem up to 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemption is being paid. Additionally, funding for the redemption of shares is limited to the net proceeds received from the sale of shares under the distribution reinvestment plan. As of December 31, 2014, Cole Office and Industrial REIT had redeemed approximately 1,700 shares for $17,000 pursuant to redemption requests received on or before December 31, 2014.
Cole Credit Property Trust V, Inc. (Cole Credit Property Trust V)
Cole Credit Property Trust V’s board of directors began authorizing distributions in March 2014, after the company commenced business operations. Cole Credit Property Trust V has paid and will pay a 6.30% annualized distribution rate based on a purchase price of $25.00 per share for the period commencing on March 18, 2014 through June 30, 2015. As of December 31, 2014, Cole Credit Property Trust V had paid approximately $2.7 million in cumulative distributions since inception. The distributions were fully funded by offering proceeds of approximately $2.7 million. As of December 31, 2014, Cole Credit Property Trust V had expensed approximately $12.0 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Credit Property Trust V treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.
Pursuant to Cole Credit Property Trust V’s share redemption program, Cole Credit Property Trust V may redeem up to 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemption is being paid. Additionally, funding for the redemption of shares is limited to the net proceeds received from the sale of shares under the distribution reinvestment plan. As of December 31, 2014, Cole Credit Property Trust V had not redeemed any shares under its share redemption program.

Updates to the Prior Performance Tables
The following information supersedes and replaces the section of our prospectus captioned “Appendix A: Prior Performance Tables” beginning on page A-1 of the prospectus.
APPENDIX A
PRIOR PERFORMANCE TABLES
The prior performance tables that follow present certain information regarding certain public real estate programs previously sponsored by entities affiliated with our sponsor, Cole Capital, including this program. The Company has presented all prior programs subject to public reporting requirements (“Prior Public Real Estate Programs”) that have similar investment objectives to this offering. In determining which Prior Public Real Estate Programs have similar investment objectives to this offering, the Company considered factors such as the type of real estate acquired by the program, the extent to which the program was designed to provide current income through the payment of cash distributions or to protect and preserve capital contributions, and the extent to which the program seeks to increase the value of the investments made in the program. The information in this section should be read together with the summary information in this prospectus under “Prior Performance Summary.”
These tables contain information that may aid a potential investor in evaluating the program presented. However, the purchase of our shares will not create any ownership interest in the programs included in these tables.
The following tables are included in this section:

•	Table I — Experience in Raising and Investing Funds;

•	Table III — Annual Operating Results of Prior Real Estate Programs;

•	Table IV — Results of Completed Programs; and

•	Table V — Sales or Disposals of Properties.
The information previously included in Table II (Compensation to Sponsor) related to the compensation paid to sponsor has been included in Table IV. A separate Table II has not been provided.

TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS (UNAUDITED)
This table provides a summary of the experience of the sponsors of the three most recent Prior Public Real Estate Programs for which offerings have been closed since January 1, 2012. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth below is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties.

	Cole Real Estate Investments, Inc. (1)	Cole Corporate Income Trust, Inc. (2)	Cole Credit Property Trust IV, Inc. (3)
Dollar amount offered	$5,940,000,000	$3,070,000,000	$3,222,250,000
Dollar amount raised	$5,043,960,197	$1,974,554,386	$3,047,890,314
Length of offering (in months)	57 months	39 months	Ongoing
Months to invest 90% of amount available for investment	23	35	35

(1)
These figures are presented as of June 20, 2013, which was the date of Cole Real Estate Investments, Inc.’s (formerly known as Cole Credit Property Trust III, Inc.) listing on the New York Stock Exchange (the “Listing”), and include Cole Real Estate Investments, Inc.’s initial public, follow-on public and distribution reinvestment plan offerings. Cole Real Estate Investments, Inc. began its initial public offering on October 1, 2008 and closed its initial public offering on October 1, 2010. The total dollar amount registered in the initial public offering was $2.49 billion. The total dollar amount raised in the initial public offering was $2.2 billion. Cole Real Estate Investments, Inc. began its follow-on public offering after the termination of its initial public offering on October 1, 2010 and closed its follow-on public offering on April 27, 2012. The total dollar amount registered in the follow-on public offering was $2.7 billion. The total dollar amount raised in the follow-on public offering was $2.6 billion. It took Cole Real Estate Investments, Inc. 23 months to invest 90% of the amount available for investment from its initial and follow-on public offerings. Cole Real Estate Investments, Inc. registered additional shares of common stock under a distribution reinvestment plan offering, which was filed with the SEC on March 14, 2012 and automatically became effective with the SEC upon filing. The total dollar amount registered and available to be offered in the distribution reinvestment plan offering was $712.5 million. On June 17, 2013, the board of directors of Cole Real Estate Investments, Inc. voted to terminate the distribution reinvestment plan effective as of June 20, 2013. Prior to the termination date, the total dollar amount raised in the distribution reinvestment plan offering was $192.4 million.

(2)
These figures are presented as of December 31, 2014. Cole Corporate Income Trust, Inc. began its initial public offering on February 10, 2011 and closed its initial public offering on November 21, 2013. The total dollar amount registered and available to be offered in the initial public offering was $2.975 billion. The total dollar amount raised in the initial public offering was $1.9 billion. It took Cole Corporate Income Trust, Inc. 35 months to invest 90% of the amount available for investment from its initial offering. Cole Corporate Income Trust, Inc. registered additional shares of common stock under a distribution reinvestment plan offering, which was filed with the SEC on September 26, 2013 and automatically became effective with the SEC upon filing. The total dollar amount registered and available to be offered in the distribution reinvestment plan offering was $95.0 million. On August 20, 2014, the board of directors of Cole Corporate Income Trust, Inc. voted to terminate the distribution reinvestment plan effective as of September 30, 2014. Prior to the termination date, the total dollar amount raised in the distribution reinvestment plan offering was $57.1 million.

(3)
These figures are presented as of December 31, 2014. Cole Credit Property Trust IV, Inc. began its initial public offering on January 26, 2012 and closed its initial public offering on April 4, 2014. The total dollar amount registered and available to be offered in the initial public offering was $2.975 billion. The total dollar amount raised in the initial public offering was $3.0 billion. It took Cole Credit Property Trust IV, Inc. 35 months to invest 90% of the amount available for investment from its initial offering. Cole Credit Property Trust IV, Inc. registered additional shares of common stock under a distribution reinvestment plan offering, which was filed with the SEC on December 19, 2013 and automatically became effective with the SEC upon filing. Cole Credit Property Trust IV, Inc. will continue to issue shares of common stock under the distribution reinvestment plan offering. The total initial dollar amount registered and available to be offered in the distribution reinvestment plan offering is $247.0 million. The total dollar amount raised in the distribution reinvestment plan offering was $74.4 million as of December 31, 2014.

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)
The following sets forth the operating results of Prior Public Real Estate Programs sponsored by the sponsor of our program, the offerings of which have been closed since January 1, 2010. The information relates only to public programs with investment objectives similar to this program. All figures are as of December 31 of the year indicated, unless otherwise noted.

	Cole Corporate Income Trust, Inc. (in thousands, except distribution data and per share amounts)
	For the Period from April 6, 2010 (Date of Inception) to December 31, 2010	2011	2012	2013	2014
Balance Sheet Data
Total assets	$200	$37,473	$311,292	$2,445,677	$2,678,041
Total liabilities	$—	$26,494	$171,908	$823,820	$1,103,921
Stockholders’ equity	$200	$10,847	$137,279	$1,588,585	$1,570,721
Operating Data
Total revenues	$—	$1,843	$7,472	$87,059	$228,096
Total expenses	$—	$2,202	$11,430	$115,475	$161,087
Operating loss	$—	$(359)	$(3,958)	$(28,416)	$67,009
Interest expense	$—	$(791)	$(1,394)	$(13,028)	$(28,476)
Net (loss) income attributable to non-controlling interest	$—	$(1,143)	$(5,301)	$(40,887)	$38,421
Cash Flow Data
Cash flows provided by (used in) operating activities	$—	$433	$(2,171)	$1,072	$105,171
Cash flows used in investing activities	$—	$(33,230)	$(259,738)	$(2,047,275)	$(319,292)
Cash flows provided by financing activities	$200	$34,478	$272,216	$2,098,088	$180,799
Distribution Data
Total distributions	$—	$214	$3,942	$49,840	$127,400
Distribution Data Per $1,000 Invested
Total distributions paid	$—	$33.12	$65.00	$65.00	$65.00
Sources of distributions paid:
Net cash provided by operating activities (1)	$—	$33.12	$3.59	$1.40	$53.66
Proceeds from the issuance of common stock (2)	$—	$—	$61.41	$63.60	$3.86
Net borrowings	$—	$—	$—	$—	$7.48
Estimated value per share (3)	N/A	N/A	N/A	N/A	N/A

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED) — (Continued)

	Cole Credit Property Trust II, Inc. (in thousands, except distribution data and per share amounts)
	2010	2011	2012	Period from January 1, 2013 to June 30, 2013 (4)
Balance Sheet Data
Total assets	$3,485,335	$3,430,322	$3,289,536	$3,212,727
Total liabilities	$1,912,723	$1,944,127	$1,922,109	$1,901,642
Stockholders’ equity	$1,560,375	$1,471,713	$1,367,306	$1,311,085
Operating Data
Total revenue	$269,150	$279,345	$282,852	$142,886
Total expenses	$133,392	$135,919	$149,939	$40,188
Operating income	$132,317	$140,405	$132,680	$58,781
Interest expense	$102,977	$108,186	$107,963	$(52,133)
Net income	$30,430	$53,809	$25,397	$6,971
Cash Flow Data
Cash flows provided by operating activities	$105,627	$114,449	$118,371	$49,170
Cash flows provided by (used in) investing activities	$(110,207)	$(18,328)	$11,205	$14,476
Cash flows provided by (used in) financing activities	$21,954	$(88,707)	$(161,397)	$(68,843)
Distribution Data
Total distributions	$129,251	$131,003	$131,378	$65,027
Distribution Data Per $1,000 Invested
Total distributions paid	$62.50	$62.50	$62.50	$31.25
Sources of distributions paid:
Net cash provided by operating activities (1)	$51.08	$54.60	$56.31	$23.63
Proceeds from the issuance of common stock (2)	$1.66	$1.44	$0.11	$—
Net sale proceeds (5)	$—	$5.34	$4.36	$1.95
Principal repayments (6)	$—	$—	$1.72	$5.67
Return of capital from unconsolidated joint ventures	$0.76	$1.12	$—	$—
Net borrowings	$9.00	$—	$—	$—
Estimated value per share (3)	$8.05	$9.35	$9.35	$ 9.45 (7)

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED) — (Continued)

	Cole Real Estate Investments, Inc. (in thousands, except distribution data and per share amounts)
	2010	2011	2012	Period from January 1, 2013 to June 30, 2013 (8)
Balance Sheet Data
Total assets	$3,243,658	$5,697,568	$7,453,725	$7,913,173
Total liabilities	$1,180,608	$2,579,204	$3,536,315	$3,967,089
Stockholders’ equity	$1,996,781	$2,982,988	$3,679,025	$3,929,366
Operating Data
Total revenue	$118,238	$323,980	$542,942	$410,517
Total expenses	$105,762	$215,113	$334,058	$274,671
Operating (loss) income	$12,476	$108,867	$208,884	$135,846
Interest expense	$22,969	$78,968	$140,113	$(88,007)
(Loss) income from continuing operations	$(9,422)	$31,718	$87,855	$49,504
Net (loss) income attributable to the company	$(6,293)	$45,296	$203,338	$69,134
Cash Flow Data
Net cash provided by operating activities	$35,792	$145,681	$242,464	$146,762
Net cash used in investing activities	$(2,340,776)	$(2,350,677)	$(1,708,688)	$(220,304)
Net cash provided by financing activities	$2,136,209	$2,311,407	$1,442,375	$48,512
Distribution Data
Total distributions	$112,612	$194,877	$295,653	$160,685
Distribution Data Per $1,000 Invested
Total distributions paid	$69.38	$65.00	$65.00	$68.71
Sources of distributions paid:
Net cash provided by operating activities (1)	$22.05	$48.59	$53.31	$62.76
Proceeds from the issuance of common stock (2)	$36.16	$16.03	$10.57	$—
Distributions received in excess of income from unconsolidated joint ventures	$—	$0.38	$1.12	$1.03
Net borrowings	$11.17	$—	$—	$4.92
Estimated value per share (3)	N/A	N/A	N/A	N/A

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED) — (Continued)

	Cole Credit Property Trust IV, Inc. (in thousands, except distribution data and per share amounts)
	July 27 (Date of Inception) to December 31, 2010	2011	2012	2013	2014
Balance Sheet Data
Total assets	$200	$200	$542,201	$2,551,649	$4,039,147
Total liabilities	$—	$—	$294,721	$783,193	$1,590,769
Stockholders’ equity	$200	$200	$245,516	$1,741,972	$2,326,406
Operating Data
Total revenue	$—	$—	$7,837	$102,557	$256,282
Total expenses	$—	$—	$19,853	$113,253	$210,852
Operating (loss) income	$—	$—	$(12,016)	$(10,696)	$45,430
Interest expense	$—	$—	$(1,728)	$(22,184)	$(34,260)
Net (loss) income	$—	$—	$(13,744)	$(32,880)	$11,170
Cash Flow Data
Cash flows (used in) provided by operating activities	$—	$—	$(8,716)	$7,570	$89,086
Cash flows used in investing activities	$—	$—	$(511,223)	$(1,702,957)	$(1,740,355)
Cash flows provided by financing activities	$200	$—	$533,635	$1,982,066	$1,405,982
Distribution Data
Total distributions	$—	$—	$3,925	$47,470	$177,017
Distribution Data Per $1,000 Invested
Total distributions paid	$—	$—	$62.50	$62.50	$62.50
Sources of distributions paid:
Net cash provided by operating activities (1)	$—	$—	$—	$9.97	$31.45
Proceeds from the issuance of common stock (2)	$—	$—	$62.50	$52.53	$31.05
Net borrowings	$—	$—	$—	$—	$—
Estimated value per share (3)	N/A	N/A	N/A	N/A	N/A
(1) Includes cash flows in excess of distributions from prior periods.
(2) Net cash provided by operating activities reflects a reduction for real estate acquisition related expenses. Real estate acquisition related expenses are treated as funded by proceeds from the offering, including proceeds from the distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions includes the amount by which real estate acquisition related expenses reduced net cash provided by operating activities.
(3) N/A indicates there is no public trading market for the shares during the period indicated or estimated value per share as determined by the respective company’s board of directors. With respect to Cole Credit Property Trust IV, Inc., no later than October 4, 2015, which is 18 months after the termination of the company’s initial public offering, the company’s board of directors, based on valuations received from a 3rd party expert, will determine and disclose the per share estimated value of its common stock.
(4) The Spirit Merger was completed on July 17, 2013. Financial data is presented for Cole Credit Property Trust II, Inc. from January 1, 2013 to June 30, 2013, the most recent reporting date prior to the completion of the Spirit Merger.
(5) Net sale proceeds include proceeds in excess of Cole Credit Property Trust II, Inc.’s investment in marketable securities, proceeds from the sale of an unconsolidated joint venture, and proceeds from the sale of real estate and condemnations.

Past performance is not necessarily indicative of future results.

(6) Principal repayments include repayments from mortgage notes receivable and real estate under direct financing leases.
(7) Estimated share value of $9.45 was approved by Cole Credit Property Trust II, Inc.’s board of directors on January 23, 2013, and represents the then-most recent estimated share value as of June 30, 2013.
(8) On April 5, 2013, Cole Credit Property Trust III, Inc. completed a transaction whereby Cole Holdings merged with and into CREInvestments, LLC, a wholly owned subsidiary of Cole Credit Property Trust III, Inc. (the “Cole Holdings Merger”). Cole Credit Property Trust III, Inc. changed its name to Cole Real Estate Investments, Inc. and its shares of common stock were listed on the New York Stock Exchange on June 20, 2013. Financial data for 2013 is presented for Cole Real Estate Investments, Inc. as of June 30, 2013.

Past performance is not necessarily indicative of future results.

TABLE IV
RESULTS OF COMPLETED PROGRAMS (UNAUDITED)
This table provides summary information on the results of completed programs since January 1, 2005 by Prior Public Real Estate Programs sponsored by the sponsor of our program, which have similar objectives to those of this program.

	Cole Credit Property Trust II, Inc.	Cole Real Estate Investments, Inc.	Cole Credit Property Trust, Inc.
Date closed	July 17, 2013	June 20, 2013	May 16, 2014
Duration in months	97 months	57 months	119 months
Aggregate dollar amount raised	$2,266,234,296	$5,043,960,197	$100,982,510
Annualized return on investment (1)	3.4%	7.2%	2.8%
Total annualized return (2)	5.6%	9.9%	2.7%
Median annual leverage	51.5%	37.2%	62.7%
Compensation Data:
Amount paid to sponsor: (3)
Selling commissions and dealer manager fees reallowed	$25,741,562	$67,053,734	$1,920,310
Acquisition and advisory fees and expenses	70,450,127	157,619,281	4,498,734
Asset management fees and expenses	48,500,845	70,618,980	1,985,733
Property management and leasing fees and expenses	31,730,864	27,305,313	3,965,444
Operating expenses	13,455,324	22,139,113	—
Other (4)	41,407,253	99,745,877	—
Total	$231,285,975	$444,482,298	$12,370,221

(1)
Calculated as (i) the difference between the aggregate amounts distributed to investors and invested by investors, divided by (ii) the aggregate amount invested by investors multiplied by the number of years from the registrant’s initial receipt of offering proceeds from a third party investor to the liquidity event.

(2) The total annualized return calculation assumes the investment was made as of the program’s break of escrow at the gross offering price of $10 per share, was held through the date of the liquidity event and that distributions were paid monthly in cash.
(3) The Cole Holdings Merger was completed on April 5, 2013, Cole Credit Property Trust II, Inc. merged with Spirit Realty Capital, Inc. (the Spirit Merger), on July 17, 2013 and Cole Credit Property Trust I merged with ARCP (the Cole Credit Property Trust I Merger) on May 19, 2014. No consideration was paid to the sponsor in connection with the Spirit Merger or the Cole Credit Property Trust I Merger. The consideration paid to the sponsor in connection with the Cole Holdings Merger is not included in this table. Investors should see the “Prior Performance Summary — Liquidity Track Record — Prior Public Programs” section of the prospectus for a description of the compensation that was and may be paid to the sponsor in connection with the Cole Holdings Merger.
(4) Amounts herein include construction management fees, other offering costs, real estate commissions and finance coordination fees.

Past performance is not necessarily indicative of future results.

TABLE V
SALES OR DISPOSALS OF PROPERTIES (UNAUDITED)
This table provides summary information on the results of sales or disposals of properties since January 1, 2012 by Prior Public Real Estate Programs having similar investment objectives to those of this program. All amounts are through December 31, 2014.

			Selling Price, Net of Closing Costs and GAAP Adjustments						Cost of Properties, Including Closing and Soft Costs
Deficiency
					Purchase					Total		of
			Cash	Mortgage	Money	Adjustments				Acquisition		Property
			Received	Balance	Mortgage	Resulting				Cost, Capital		Operating
			Net of	at Time	Taken	from			Original	Improvements,		Cash Receipts
	Date	Date of	Closing	of	Back	Application			Mortgage	Closing and		Over Cash
Property (1)	Acquired	Sale	Costs	Sale	by Program	of GAAP	Total (2)		Financing	Soft Costs (3)	Total	Expenditures
Cole Credit Property Trust IV, Inc.
Land Parcel Riverdale, UT	02/14	10/14	$1,758,629	$—	$—	$—	$1,758,629	(4)	$—	$1,937,484	$—	$37,484

(1) Cole Credit Property Trust II, Inc. and Cole Credit Property Trust III, Inc. sold all of their properties during 2013 in connection with the Spirit Merger and the Listing, respectively, and were therefore included in Table IV. Cole Credit Property Trust, Inc. sold all of its properties during 2014 in connection with the Cole Credit Property Trust I Merger, and was therefore included in Table IV.
(2) Amount not reported for tax purposes on the installment basis.
(3) The amount shown does not include a pro rata share of the original offering costs. There was no carried interest received in lieu of commissions in connection with the acquisition of the property.
(4) Cole Credit Property Trust IV, Inc. recorded a taxable loss of $157,000 related to the property sale, all of which was a capital loss.

Past performance is not necessarily indicative of future results.

INAV-SUP-19D